January 13, 2011
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Folake Ayoola

Re:	NovaStar Financial, Inc. Registration Statement on Form S-4 File No. 333-171115
Madam:
This letter on behalf of NovaStar Financial, Inc. (“NovaStar” or “Company”) is in response to the written comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated in a letter dated January 6, 2011, regarding the above-referenced filing.
This letter sets forth the comments of the Staff and sets forth the Company’s response to each comment. In response to the Staff’s comment, the Company has filed today with the SEC the first amendment to its registration statement on Form S-4 (the “Form S-4/A-1”). We will soon file an amended Schedule TO-I/13E-3 to address your comments herein and to otherwise update the filing.
Schedule TO-I/13E-3
1. We note the disclosure under various items of the schedule. The schedule must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the schedule.
In response to this comment, additional disclosure has been added at pages 40-48, 65-66, 93 and 98 of the Form S-4/A-1.

Registration Statement on Form S-4
General
2. The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a “Special Factors” section in the front of your disclosure document. See Rule 13e-3(e)(1)(ii) and revise your document accordingly. We note that this would include, among items you have already disclosed in the back of your document, the information required by Item 1014(d) and (e) and Item 1015(b) and (c) of Regulation M-A.
The Section previously titled “Background of the Series C Offer and Consent Solicitation” has been renamed “Special Factors.” Any additional disclosure required to address this comment has been incorporated on pages 41, 47-50.
3. In your next amendment, please include forms of proxy and consent.
The form of proxy and consent has been filed with the Form S-4/A-1.
4. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
NovaStar hereby confirms the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424.
5. In certain filings relating to this transaction, see for example, the Form 8-K filed under Rule 425 on December 10 ,2010, you make reference to the Private Securities Litigation Reform Act of 1995. This reference appears to be inappropriate, because the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please confirm that you will refrain from making references to the PSLRA or its safe harbor provision in any press releases or other communications relating to the offer.
NovaStar hereby confirms that it will not refer to the PSLRA or its safe harbor provisions in any future press release or other communications relating to the offer.
6. Provide the information required by Item 1012(d) and (e) of Regulation M-A.
We have revised the disclosure on pages 5, 28, 61 to clarify that Howard Amster and Barry Igdaloff intend to tender all of their shares of Series C Preferred Stock, to vote “for” all of the proposals, and to consent to the Series C Offer. Further, we have amended the disclosure to explain that Messrs. Amster and Igdaloff intend to take the aforementioned actions because they believe the Series C Offer is in the interest of the Company and participating in the Series C Offer is in the best interest of each of Messrs. Amster and Igdaloff for the reasons described in the Form S-4/A-1.

No other directors, executive officers or affiliates of the Company hold shares of the Series C Preferred Stock.
We have amended the proxy statement/consent solicitation/prospectus on page 62 to clarify that none of the directors, executive officers or affiliates of the Company have made any recommendations in support of or opposed to participation in the Series C Offer.
7. Please advise why you filed a Form D on December 20, 2010.
NovaStar filed a Form D on December 20, 2010 that relates to the issuance of NovaStar common stock to be issued to the current holders of NovaStar’s Series D preferred stock. The issuance of the common stock to the holders of NovaStar’s Series D preferred stock will occur upon consummation of the privately-negotiated exchange described in the Exchange Agreement filed as Exhibit 99.D.2 to the Schedule TO-I/13E-3 on December 10, 2010. Under the Exchange Agreement, the holders of the Series D preferred stock have irrevocably contractually committed to exchange the Series D preferred stock each holds for cash and NovaStar common stock, which such exchange is subject only to customary conditions outside of the control of the Series D preferred stock (such as the continued accuracy of representations and warranties in the Exchange Agreement). NovaStar believes December 10, 2010 to be the “date of first sale” under the private placement in accordance with the General Instructions applicable to Form D.
8. Your affiliates, Mr. Amster and Mr. Igdaloff, do not appear to have filed a Schedule 13D with respect to their holdings in your company. Please advise.
Based on information provided to NovaStar by Mr. Amster and Mr. Igdaloff, each of Mr. Amster and Mr. Igdaloff beneficially own less than 1% of NovaStar’s common stock. We understand that Rule 13d-1(a) requires any person who acquires beneficial ownership of 5% or more of an equity security specified in Rule 13d-1(i) to file a Schedule 13D. Rule 13d-1(i) specifically excludes securities of a class of non-voting securities. The Series C preferred stock is a non-voting security with limited exceptions. As provided in the certificate of designation for the Series C preferred stock, filed as Exhibit 3.1 to NovaStar’s quarterly report on form 10-Q filed August 9, 2007, the Series C preferred stock may vote only on those limited matters expressly set forth in Sections 6(b), 6(c) and 6(d) of the certificate of designation. Sections 6(b) and 6(c) relate to rights to separately elect two directors in the event accumulated and unpaid dividends remain in arrears for six quarterly periods. Section 6(d) relates to approving certain transactions that materially and adversely impacts the Series C preferred stock. The holders of the Series C preferred stock do not have a general right to vote on matters presented to the stockholders of NovaStar, to approve fundamental transactions or to elect directors to the board of directors (other than as aforementioned).

Summary Historical and Unaudited Pro Forma Financial Information, page 7
9. Please make the disclosure required by Item 1010(a)(3) of Regulation M-A on both an historical and pro forma basis.
In response to this comment, additional disclosure has been added on pages 8-9 in the “Summary Historical and Unaudited Pro Forma Financial Information” section of the Form S-4/A-1.
Why Should I Participate in the Series C Offer and Consent Solicitation?, page 20
10. Please make clear, here and everywhere else in the document where you discuss the subsequent purchase, that the subsequent purchase will only take place if 75% or more of the Series C preferred stock is tendered in the exchange offer.
In response to this comment, we have endeavored to make clear the conversion into a right to receive the Remainder Consideration will occur only if NovaStar receives the required 66 2/3rd vote to approve the proposals and consent solicitation. Additional disclosure emphasizing that two-thirds of all Series C Holders must participate in the Series C Offer has been added on pages 4, 22 and 57 of the Form S-4/A-1.
Elimination of Series C Preferred Stock, page 27
11. You state that, immediately upon consummation of the offer, all remaining shares will be cancelled in exchange for the Remainder Consideration. Please provide your analysis as to how this is consistent with Rule 13e-4(f)(6).
In response to this comment, we have modified the description of what occurs to shares of the Series C preferred stock that are not tendered in the tender offer. Rather than describe the untendered shares as being “cancelled and exchanged” the description now clarifies that those shares are “converted into a right to receive” the common stock and cash designated in the NovaStar Articles of Amendment and Restatement. The disclosure on pages 4, 27, 29, 52, 56 and page A-2 of Appendix A of the Form S-4/A-1 have been modified to reflect this change.
Rule 13e-4(f)(6) prohibits an issuer from purchasing securities that are the subject of the issuer tender offer “until the expiration of at least 10 business days after the date of termination of the issuer tender offer.” Section 3(a)(13) of the Securities Exchange Act of 1934, as amended defines “purchase” as “any contract to buy, purchase, or otherwise acquire.” Those stockholders who do not participate in the tender offer will continue to hold Series C preferred stock certificates, which will evidence their pro rata portion of the Remainder Consideration as provided in Article V of the NovaStar Articles of Amendment and Restatement. Under NovaStar’s charter, neither upon consummation of the offer nor within 10 days following the termination of the issuer tender offer, will NovaStar “purchase” untendered shares of Series C preferred stock.

Background of the Series C Offer and Consent Solicitation, page 36
12. Please enhance your disclosure relating to the background of the transaction. Disclose, for instance, the members of the special committee, the individuals negotiating for all parties, including the holders of the Series D preferred stock and the Series C preferred stock, and the substance of all material negotiation points.
In response to this comment, additional disclosure has been added at pages 38-40 the subsection titled “Background of the Series C Offer and Consent Solicitation” of the “Special Factors” section of the Form S-4/A-1.
Conclusions of the Board of Directors of the Company, page 37
13. Please enhance your discussion of the substantive and procedural fairness of the transaction, as it appeared to the special committee. The special committee does not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of the transaction, the reasons why should be explained for shareholders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release No. 34-17719 (April 13, 1981).
In response to this comment, additional disclosure has been added on pages 47-49 of the Form S-4/A-1.
14. Please revise your statements regarding the fairness of the transaction to unaffiliated security holders so that these statements specifically address the fairness of the transaction to unaffiliated security holders who participate in the exchange offer, as well as to those who do not participate in the exchange offer.
In response to this comment, additional disclosure has been added on pages 47 and 49 of the Form S-4/A-1.
15. Please disclose whether or not the special committee considered that the holders of the Series C preferred stock will be giving up all rights to accrued and unpaid dividends and the liquidation preference currently associated with their shares.
In response to this comment, additional disclosure has been added to pages 48 and 50 of the Form S-4/A-1.
16. The fairness conclusion of the board of directors is not supported by reasons independent of those considered by the special committee and the analysis of Stifel. A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to Item 1014 of Regulation M-A. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on these persons’ analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of these persons. Alternatively, provide a reasonably detailed discussion of the material factors upon which the board of directors relied in making its fairness determination.
In response to this comment, additional disclosure has been added on pages 49-50 of the Form S-4/A-1.
17. Provide the information required by Item 1004(e) of Regulation M-A.
In response to this comment, additional disclosure has been added on page 61 in the “Fees and Expenses” subsection of the section titled “The Series C Offer and Consent Solicitation” of the Form S-4/A-1.
The Series C Offer and Consent Solicitation, page 38
18. Please describe the consent solicitation in greater detail. Include, for example, a description of the provisions requiring the consent, the specific substance of the consent, and the vote necessary to take the action.
In response to this comment, additional disclosure has been added on pages 52-53 of the Form S-4/A-1.
Extension, Termination and Amendment. page 42
19. We note your references to Central Time appearing in this section with respect to Rule 14e-l(d) and the definition of “’business day.” Please note that the foregoing rule, as well Rule 13e-4(a)(3) refer to Eastern Time as the proper standard. Please revise your disclosure.
In response to this comment, we have changed all time references from “Central Time” to “Eastern Time” throughout the Form S-4/A-1.
Exchange of Shares; Offer Consideration. page 43
20. Please revise to state that you will issue the common stock or return the Series C preferred stock promptly after expiration rather than after acceptance. See Rule 14e-1(c).
In response to this comment, the disclosure page 56 of the Form S-4/A-1 has been revised.

Procedure of Tendering Shares Notice of Guaranteed Delivery, page 44
21. We note your disclosure that your determinations as to validity, form, eligibility and acceptance of any tender will be final and binding. Please revise, here and elsewhere as necessary, to indicate that security holders may challenge your determinations in a court of competent jurisdiction.
In response to this comment, additional disclosure has been added on page 58 of the Form S-4/A-1.
Withdrawal Rights, 45
22. Disclose the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii). See Item 1004(a)(l)(vi) of Regulation M-A.
We are not able to determine the date after which securities may be withdrawn at this time. However, in response to this comment, we included a place holder to include such date on page 58 of the Form S-4/A-1.
Fees and Expenses, page 47
23. Please itemize your expenses. See Item 1007(c) of Regulation M-A.
In response to this comment, additional disclosure has been added page 61 in the “Fees and Expenses” subsection of the section titled “The Series C Offer and Consent Solicitation” of the Form S-4/A-1.
Beneficial Ownership, page 83
24. Please advise why the table appearing in this section does not include the Series C preferred stock.
The Company did not include the Series C Preferred Stock holdings on the beneficial ownership table because, given the very limited circumstances in which the Series C Holders are entitled to vote, the Company deems the Series C Preferred Stock to be a non-voting security, which is excluded from the definition of “equity security” in Rule 13d-1(i). Please see the response to comment #8 above. However, in response to this comment, we have revised the beneficial ownership table to include additional disclosure relating to ownership of Series C Preferred Stock in the “Beneficial Ownership” section at pages 99-100 of the Form S-4/A-1.
Undertakings, II-5
25. Please include the undertakings required under Item 512(a)(5) and (6) of Regulation S-K.
In response to this comment, the undertakings required under Item 512(a)(5) and (6) of Regulation S-K have been added to the “Undertakings” section at pages II-5 and II-6 of the Form S-4/A-1.

* * * * *
The Company acknowledges the following:
It is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
We appreciate the Staff’s continued review and look forward to hearing from you.
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.
/s/ W. Lance Anderson
W. Lance Anderson,
Chairman and Chief Executive Officer of NovaStar Financial, Inc.
cc: Mr. Gregory G. Johnson, Bryan Cave LLP